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                             June 7, 2022

       Weidong Luo
       Chief Executive Officer
       Aurora Mobile Limited
       14/F, China Certification and Inspection Building
       No. 8, Keji South 12th Road, Nanshan District
       Shenzhen, Guangdong 518057
       People   s Republic of China

                                                        Re: Aurora Mobile
Limited
                                                            Amendment No. 2 to
Registration Statement on Form F-3
                                                            Filed May 19, 2022
                                                            File No. 333-260944

       Dear Mr. Luo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 10, 2022 letter.

       Amendment No. 2 to Registration Statement on Form F-3

       Cover Page

   1. We note your response to prior comment 1. We also note that your cover page disclosure and disclosure on page
10 has not changed and still states that "   Aurora    refers to Aurora
                                                        Mobile Limited, and
we,       us,       our company,    or    our    refers to Aurora Mobile
                                                        Limited and its
subsidiaries, and, when describing our operations and consolidated financial information,
also includes the VIE and its subsidiaries in China." Please revise accordingly.
 Weidong Luo
Aurora Mobile Limited
June 7, 2022
Page 2
2. We note your response to prior comment 2 and previous related response. Please disclose whether you have written cash management policies and procedures that dictate how funds are transferred.
About This Prospectus, page 1

3. We note that your definition of "China" and "PRC" excludes Hong Kong and Macau.
      Please revise your disclosure throughout the prospectus to include references to Hong
      Kong and Macau as China and/or the PRC.
        Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jan Woo, Legal Branch
Chief, at 202-551-3453 with any questions.



                                                          Sincerely,
FirstName LastNameWeidong Luo
                                                          Division of
Corporation Finance
Comapany NameAurora Mobile Limited
                                                          Office of Technology
June 7, 2022 Page 2
cc:       Shu Du
FirstName LastName